MCBC Holdings, Inc.

100 Cherokee Cove Drive

Vonore, Tennessee 37885

July 14, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention: Ada D. Sarmento

Re:                             MCBC Holdings, Inc.

Registration Statement on Form S-1
File No. 333-203815

Dear Ms. Sarmento,

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-203815) (the “Registration Statement”) of MCBC Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on July 16, 2015, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kirk A. Davenport at (212) 906-1284.

The Company acknowledges the following:

•             should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

MCBC Holdings, Inc.

By:	/s/ Timothy M. Oxley
Timothy M. Oxley

Chief Financial Officer

cc:                                Terry D. McNew, Chief Executive Officer, MCBC Holdings, Inc.
Kirk A. Davenport, Esq., Latham & Watkins LLP
Dennis D. Lamont, Esq., Latham & Watkins LLP